Ranger Energy Services, Inc.

800 Gessner Street, Suite 1000

Houston, Texas 77024

June 29, 2017

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Ranger Energy Services, Inc.

Amendment No. 1 to Registration Statement on Form S-1
Filed June 14, 2017
File No. 333-218139

Ladies and Gentlemen:

Set forth below are the responses of Ranger Energy Services, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 27, 2017, and pursuant to verbal discussions with the Staff on June 21, 2017, with respect to Amendment No. 1 to Registration Statement on Form S-1, File No. 333-218139, filed with the Commission on June 14, 2017 (the “Registration Statement”).

Pursuant to discussions with the Staff, we are enclosing with this correspondence a proposed marked copy of those pages of the Registration Statement that will be affected by, among other things, our responses to the comments received from the Staff (the “Supplemental Response”). We expect that these marked changes will be incorporated into a future amendment to the Registration Statement. For convenience, we will hand deliver three full copies of the Supplemental Response to the Staff.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Supplemental Response unless otherwise specified. All capitalized terms used without definition herein have the meanings assigned to such terms in the Registration Statement unless otherwise specified.

Securities and Exchange Commission

June 29, 2017

General

Prospectus Summary, page 1

Our History and Corporate Reorganization, page 10

1.                                      We refer you to the ownership diagrams on pages 12 and 137, and to footnote 2 thereto. Please revise to separately quantify the ownership and voting interests of the investors in this offering and ESCO upon the closing of the offering.

RESPONSE:         We have revised the Supplemental Response, including the ownership diagrams and the footnotes thereto, to separately quantify the ownership and voting interests of the investors in this offering and ESCO upon the closing of the offering. See pages 12, 13 and 137 of the Supplemental Response.

Risk Factors, page 23

Risks Related to this Offering and Our Class A Common Stock, page 23

“CSL has the ability to direct the voting of a majority of our voting stock.”

2.                                      Please expand this risk factor to address the risks associated with Bayou Holdings’ right to designate two directors to the extent CSL beneficially owns at least 50% of your common stock.

RESPONSE:         We have revised the Supplemental Response to expand this risk factor to address the risks associated with Bayou Holdings’ right to designate two directors to the extent CSL beneficially owns at least 50% of our common stock. See pages 42 and 43 of the Supplemental Response.

Management’s Discussion and Analysis, page 64

Liquidity and Capital Resources, page 78

Our Debt Agreements, page 80

3.                                      Please expand your disclosure to describe all material terms of your new credit agreement, including the maturity date and interest rates. Please refer to Item 303(a)(1) of Regulation S-K.

RESPONSE:         We have revised the Supplemental Response to expand our disclosure to describe all material terms of our new credit agreement, including the maturity date and interest rates. See page 82 of the Supplemental Response.

Management, page 116

Directors and Executive Officers, page 116

4.                                      Please revise Messrs. Brett and Richard Agee’s biographical sketches to discuss all principal occupations and employment during the past five years. In this regard, we note that the Stockholder’s Agreement indicates that Brett Agee is the President and Chief Executive Officer of Bayou Holdings. We further note you disclose on page 144 that Messrs. Brett and Richard Agee control Bayou Holdings, an entity that will retain an ownership interest in you after the offering. Please ensure that your beneficial ownership table on page 147 reflects Brett and Richard Agee’s beneficial ownership of shares held by Bayou Holdings.

Securities and Exchange Commission

June 29, 2017

RESPONSE:         We have revised the Supplemental Response, including Messrs. Brett and Richard Agee’s biographical sketches, to discuss all principal occupations and employment during the past five years, including Mr. Agee’s position as the President and Chief Executive Officer of Bayou Holdings.  See page 117 of the Supplemental Response.

With respect to the second part of comment #4, we have revised the beneficial ownership table to reflect Brett and Richard Agee’s beneficial ownership of the shares of our Class B common stock that Bayou Holdings is expected to receive as consideration for the termination of the portion of the Ranger Bridge Loan attributable to Bayou Holdings.  See pages 147 and 148 of the Supplemental Response.

Exhibits

Exhibit 2.2

5.                                      We note various references to a Disclosure Schedule in the purchase agreement with ESCO Leasing, LLC. Please file a list briefly identifying the contents of all omitted schedules or similar attachments, including the Disclosure Schedule, or confirm the filed purchase agreement identifies all contents of each omitted schedule or similar attachment.

RESPONSE:         We acknowledge the Staff’s comment and undertake to file a list briefly identifying the contents of all omitted schedules or similar attachments, including the Disclosure Schedule, in a future amendment to the Registration Statement.

*              *              *              *              *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams or Julian J. Seiguer of Vinson & Elkins L.L.P. at (713) 758-3613 or (713) 758-2790, respectively.

Very truly yours,

RANGER ENERGY SERVICES, INC.

		By:	/s/ Darron M. Anderson
		Name:	Darron M. Anderson
		Title:	President and Chief Executive Officer

Enclosures

cc:	Douglas E. McWilliams
Julian J. Seiguer
Vinson & Elkins L.L.P.